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                                                                  March 12, 1999

                        DEAN WITTER SPECTRUM SELECT L.P.
                      DEAN WITTER SPECTRUM TECHNICAL L.P.
                      DEAN WITTER SPECTRUM STRATEGIC L.P.
                   DEAN WITTER SPECTRUM GLOBAL BALANCED L.P.

                SUPPLEMENT TO PROSPECTUS DATED JANUARY 21, 1999

    Spectrum Strategic terminated Stonebrook Capital Management, Inc. as a trading advisor, effective March 4, 1999. Stonebrook was managing approximately $6.8 million (approximately 8.7%) of the Net Assets of Spectrum Strategic. The General Partner anticipates re-allocating these assets to a new trading advisor in the near future.

    In the meantime, until such re-allocation takes place, Spectrum Strategic will not be charged a brokerage or management fee on such assets. In addition, Spectrum Strategic will be credited during this period with interest income on such assets as if 100% of such assets were invested at a prevailing rate on U.S. Treasury bills, instead of 80% as currently provided for in the Prospectus.

    Limited Partners of Spectrum Strategic are reminded that, subject to certain restrictions, they have the right to redeem their Units on a monthly basis, and that Limited Partners of Spectrum Strategic may vote to take certain actions with respect to its operation, as more fully set forth in Section 15 of the Limited Partnership Agreement on pages A-18-19 of the Prospectus.